December 17, 2024

Deborah Choate
Chief Financial Officer
Sequans Communications S.A.
15-55 boulevard Charles de Gaulle
92700 Colombes, France

       Re: Sequans Communications S.A.
           Form 20-F for the Year Ended December 31, 2023
           Filed May 15, 2024
           File No. 001-35135
Dear Deborah Choate:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023
Financial Statements
Consolidated Statements of Changes in Equity (Deficit), page F-8

1. We refer to your "incorporation of losses" in both 2022 and 2023 in the amounts of
       $327,463 and $12,727, respectively. Your disclosure in note 12 indicates that you reduced your share capital and premium in order to reduce your accumulated deficit.
       Please provide further information concerning these transactions and the authoritative accounting literature that supports the basis for your conclusions.




        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 17, 2024
Page 2

       Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing